GAME TRADING TECHNOLOGIES, INC.
10957 McCormick Road
Hunt Valley, MD  21031

                                                 December 1, 2011

VIA EDGAR AND FAX
U.S. Securities and Exchange Commission
100 Street, N.E.
Washington,  D.C. 20549
Attn:       James A. Allegretto – Senior Assistant Chief Accountant
Milwood Hobbs – Staff Accountant

RE:         Game Trading Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 filed April 15, 2011
File No. 333-141521

Ladies and Gentlemen:

As per the Company’s telephone conversation with Mr. Milwood Hobbs on November 30, 2011, the following response further supplements the Company's response letter, dated October 31, 2011, which addressed the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated October 18, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”), of Game Trading Technologies, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-9

4. We note your response to comment five of our letter dated September 15, 2011 regarding clarification of your revenue recognition accounting policy. Your disclosed policy and response states that you generally recognize revenue upon shipment from your facility, when “shipment has occurred.” Disclose what that means including, if necessary, the stated shipping terms for the majority of your customer sales contracts. Please also explain to us when title transfers to the customer and at what point the customer assumes the risks and rewards of ownership. Refer to SAB Topic 13A – 3. Delivery and Performance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company's policy is consistent with SAB Topic 13A-3. Delivery and performance as delivery is deemed to have occurred when the Company’s customer has taken title and assumed the risks and rewards of ownership of the products specified in the purchase order or contracts. The Company's bulk contracts, which constitutes the majority of historical revenue, have stated terms of "FOB destination". The Company will revise its revenue recognition policy in future filings as follows:

Revenue Recognition

Included in Accounting Standards Codification (“ASC”) 650 “Revenue Recognition”

The Company recognizes revenue based on Account Standards Codification (“ASC”) 605 “Revenue Recognition” which contains Securities and Exchange Commission Staff Accounting Bulletin (SAB) Topic 13A-3 (Delivery and Performance). In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, delivery has occurred and collectability of the resulting receivable is reasonably assured. Delivery is deemed to have occurred when the Company’s customer has taken title and assumed the risks and rewards of ownership of the products specified in the purchase order or contracts. Delivery terms vary by customer, however, the Company's bulk contracts, which constitutes the majority of historical revenue, have stated terms of "FOB destination".

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (410) 316-9900 or Stephen A. Cohen, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

Rodney Hillman

cc:           Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP